Natural Blue Resources, Inc.
146 West Plant Street, Suite 300
Winter Garden, Florida 34787

December 24, 2009

Mr. Larry Spirgel
Assistant Director
United States Securities
And Exchange Commission
Washington, D.C. 20549
Mail Stop 3720

Via EDGAR Filing as Correspondence

RE:           Natural Blue Resources, Inc., formerly known as Datameg Corporation (“we” or the
“Company”)
Form 10-K for the Fiscal Year Ended December 31, 2008 filed April 15, 2009, as amended April 17, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2009 filed May 20, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2009 filed August 19, 2009, as amended August 20, 2009

Dear Mr. Spirgel:

This letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) dated November 2, 2009, with respect to the above referenced Form 10-K and Forms 10-Q.  We have duplicated below in italicized text the Staff’s comments and have provided the Company’s responses following the Staff’s comments.  In response to the Staff’s comment letter, today we have filed with the Commission a Form 10-K/A for the fiscal year ended December 31, 2008, and Forms 10-Q/A for the fiscal quarters ended March 31, 2009 and June 30, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.	Please make all future periodic report filings under your file number for Exchange Act filings, File No. 000-12493.

We will make all future periodic report filings under our Exchange Act file number (File No. 000-12493).

Item 5.  Market for Registrant’s Common Equity . . .

2.
Clarify in this section that your common stock is not listed but is quoted and thinly traded on the OTC Bulletin Board, remove the high and low prices and the reference to your common stock being “listed” on the OTC Bulletin Board.

In response to this comment, we have filed a Form 10-K/A to provide the corrected disclosure.

3.
We note that you have disclosed recent sales of unregistered securities.  In your amended Form 10-K, please indicate the section of the Securities Act or the rule of the SEC under which exemption from registration was claimed for each sale and state briefly the facts relied upon to make the exemption available.  See Item 701(d) of Regulation S-K.

In response to this comment, we have filed a Form 10-K/A to provide additional disclosure.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

4.
In your revised filing, delete the reference to the safe harbor for forward-looking statements provided for by the Private Securities Litigation Reform Act of 1995 because such protection is not available to issuers of penny stock.

In response to this comment, we have filed a Form 10-K/A to delete the reference to the safe harbor for forward-looking statements provided for by the Private Securities Litigation Reform Act of 1995.

Liquidity and Capital Resources

5.
Revise your discussion and analysis of liquidity to provide a reasonably detailed and quantified presentation of management’s viable plan of operation which, if successful, would alleviate the “going concern” issues cited in your certifying auditor’s report.  Please focus on material changes in operating, investing and financing cash flows and the reasons underlying those changes to provide your investor with a clear view of your liquidity and capital resource needs as seen through the eyes of management.  In addition, describe known trends, demands, events, or uncertainties that are reasonably likely to have material effects in the future.  For example, you discuss that cash on hand is now adequate to execute your plan of operation.  Provide further details and analysis with respect to such plan of operation and quantify the cash required to execute such a plan.  In addition, please provide additional discussion regarding your plans to the notes payable described in Note E to your financial statements.  Refer to Section IV of the Commission’s Interpretive Release on Managements Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at www.sec.gov/rules/interp/33-8350.htm.

In response to this comment, we have filed a Form 10-K/A to revise a portion of the disclosure related to our discussion and analysis of liquidity.  However, we note that the disclosure to which the comment relates to the Company’s liquidity, cash flows and cash requirements at and for the period ended December 31, 2008, and we believe that the disclosure requested by the comment no longer has any material relevance and does not provide any material benefit to investors.

In July 2009, the Company closed two significant transactions as disclosed in subsequent filings by the Company.  The first transaction was a sale of American Marketing & Sales, Inc., one of the Company’s wholly owned subsidiaries, to Blue Earth Solutions, Inc.  The second transaction was a share exchange with the shareholders of Natural Blue Resources, Inc., a Nevada corporation.  Since the closing of these two transaction, the business, operations and financial condition of the Company has changed so substantially that the Company believes that its plan of operation, changes in operating, investing and financing cash flows, liquidity and capital resource needs, and trends, demands, events and uncertainties that existed as of December 31, 2008, have no material relevance to those matters as they currently exist.  Furthermore, the Company believes that disclosure of such matters as of December 31, 2008, are likely to be confusing and could be materially misleading for investors who may make investment decisions based upon such disclosure.  We will provide the type of disclosure described in the comment in our Form 10-K for the fiscal year ended December 31, 2009, based upon current circumstances.

Item 8.  Financial Statements

O.  Debt Write-Off

6.
We note that you wrote-off debt and accounts payable totaling $2,342,302, recognizing a gain in your consolidated statement of operations for the year ended December 31, 2008.  We note your disclosure in Note E and Note O, however, please provide us with additional detail as to why you believe the write-off of your debt and accounts payable is appropriate.  Refer to your basis in accounting literature.

In response to this comment, we will provide the requested information to the Staff supplementally.

Item 10.  Directors, Officers and Corporate Governance

7.	We note that you do not have an audit committee financial expert. Please explain in your revised filing why you do not have an audit committee financial expert. See Item 407(C) of Regulation S-K.

In response to this comment, we have filed a Form 10-K/A to disclose why we do not have an audit committee financial expert.

Item 11.  Executive Compensation

Summary Compensation Table

8.
We note that this table does not include all required items and includes outdated column headings.  Please revise your summary compensation table to reflect the requirements of Item 402(n) of Regulation S-K.

In response to this comment, we have filed a Form 10-K/A to provide additional disclosure.

9.	Please provide narrative disclosure to your summary compensation table as required by Item 402(o) of Regulation S-K.

In response to this comment, we have filed a Form 10-K/A to provide additional disclosure.

Outstanding Equity Awards at Fiscal Year-End

10.	Please revise your table to present the information in this table as required by Item 402(p) of Regulation S-K.

In response to this comment, we have filed a Form 10-K/A to provide additional disclosure.

Directors Remuneration

11.	We note your disclosure with respect to the compensation of your directors. In your revised Form 10-K, please include the disclosures required by Item 402(r) of Regulation S-K.

In response to this comment, we have filed a Form 10-K/A to provide additional disclosure.

Item 12.  Security Ownership of Certain Beneficial Owners

12.
Please revise your disclosure to calculate beneficial ownership in accordance with Rule 13d-3.  More specifically, revise the percent of class column to reflect that any securities not outstanding which are subject to such options, warrants, rights or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of the class by any other person.  See Item 403 of Regulation S-K and Rule 13d-3(d)(1)(i)(D).

In response to this comment, we have filed a Form 10-K/A to provide additional disclosure.

Item 15.  Exhibits

13.
We note that certifications filed with your amended Form 10-K have not been included on your exhibit index.  In your revised filing, please include all exhibits in your exhibit index.  In addition, please revise your exhibit index to conform to the requirements of Item 601 of Regulation S-K.  For example, we note that you have included multiple exhibits with the same exhibit number and press releases as material contracts.

In response to this comment, we have filed a Form 10-K/A to include references to the certifications and all other exhibits in the exhibit index and to revise the exhibit index to conform to the requirements of Item 601 of Regulation S-K.

Exhibit 31.1

14.
We note that you have changed the language throughout the certification required by Exchange Act Rule 13a-14(a).  Please revise your certification throughout to conform to the language in Item 601(31)(i) of Regulation S-K.  In addition, please provide certifications from your principal financial officer, you may include one certification and note both titles below the signature.

In response to this comment, we have filed a Form 10-K/A to provide corrected certifications from our principal executive officer and principal financial officer.

Signatures

15.
We note that your Form 10-K was only signed by the registrant by Mr. Murphy on behalf of the registrant in his capacity as Chairman, President and Chief Executive Officer.  Your amended Form 10-K must be signed by the registrant, on behalf of the registrant by your principal executive officer, your principal financial officer, your controller or principal accounting officer, and by at least the majority of the board of directors.  See General Instruction D to Form 10-K.

In response to this comment, our Form 10-K/A filed today has been signed by our principal executive officer, principal financial officer and a majority of the board of directors.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Item 3.  Quantitative and Qualitative Disclosures About Market Risk

16.
We note your risk disclosures under this item.  Please note that, as a smaller reporting company, you are not required to include disclosure under this item.  Please revise to either include information regarding your market risk or to include this disclosure under a more appropriate heading, such as risk factors under Item 1A of Part II.

In response to this comment, we have filed a Form 10-K/A to eliminate the unnecessary disclosure under the referenced item.

Item 2.  Unregistered Sales of Equity Securities

17.
We note that you have disclosed recent sales of unregistered securities.  In your revised filing, please indicate the section of the Securities Act or the rule of the SEC under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available.  See Item 701(d) of Regulation S-K.

In response to this comment, we have filed a Form 10-K/A to provide additional disclosure.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Notes to Consolidated Financial Statements

Note F.  Stock Subscription Receivable, Long-Term

18.	We note that the number of shares has been changed in your disclosure regarding your dispute with an investor. Please advise why these numbers have changed from the numbers disclosed in prior filings.

The number of shares disclosed in Note F was changed from the number of shares disclosed in a similar note in prior filings based upon the one for 100 reverse stock split approved by the Company’s stockholders in June 2009.  The reverse stock was effected on June 18, 2009 upon the Company’s filing of a Certificate of Amendment to its Certificate of Incorporation with the Secretary of State of the State of Delaware.  The Company’s independent accounting firm agreed with management’s determination that the share numbers disclosed in Note F in the Form 10-Q for the quarterly period ended June 30, 2009 should take into account the reverse stock split approved by the stockholders in June 2009 and effected on June 18, 2009 resulting in the change in the number of shares disclosed in such Note from prior filings.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Form 10-Q for the Quarterly Period Ended June 30, 2009

19.
As noted earlier, delete all reference to the safe harbor or forward-looking statements provided for by the Private Securities Litigation Reform Act of 1995 because such protection is not available to issuers of penny stock.

In response to this comment, we have filed a Form 10-K/A to delete the reference to the safe harbor for forward-looking statements provided for by the Private Securities Litigation Reform Act of 1995.

Item 6.  Exhibits

Exhibit 31.1

20.
We note that you have changed the language throughout the certification required by Exchange Act Rule 13a-14(a).  Please revise your certifications throughout to conform to the language in Item 601(31)(i) of Regulation S-K.  In addition, please provide certifications from your principal financial officer. Please note that if one individual serves as principal executive and principal financial officer, you may include one certification and note both titles below the signature.

In response to this comment, we have filed a Form 10-K/A to provide corrected certifications from our principal executive officer and principal financial officer.

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the matters set forth in this letter, or if you require additional information, please contact our counsel, Mr. Jeffrey Decker of Baker Hostetler, at (407) 649-4017.

Sincerely,

/s/ Toney Anaya

Toney Anaya
Chief Executive Officer